[Carmike Cinemas, Inc. Letterhead]

October 23, 2012

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Linda Cvrkel, Branch Chief

Re:	Carmike Cinemas, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 12, 2012

File No. 000-14993

Dear Ms. Cvrkel:

We are responding to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) contained in the letter from the Staff, dated October 16, 2012 concerning the Carmike Cinemas, Inc. (the “Company”) Form 10-K for the year ended December 31, 2011, filed March 12, 2012 (the “Form 10-K”), and Form 8-K, filed October 1, 2012 (the “Form 8-K”). For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 45

Notes to Consolidated Financial Statements, page 51

Note 11 – Screenvision Transaction, page 68

1. We note from your response to our prior comment number 6 that any bonus units and Class C units that are subject to forfeiture will not be reflected in the company’s consolidated financial statements until such units become non-forfeitable. We also note that when the additional units are no longer subject to forfeiture, such units will be recognized at their estimated fair value using a methodology consistent with the modification accounting in ASC 718-20-35-3 through 35-4. Please also tell us and revise the notes to your financial statements to explain in future filings whether you plan to account for the fair value of such units when they become no longer forfeitable as revenue or as deferred revenue consistent with the treatment of the initial non-forfeitable Class C units. As part of your response, you should also explain your basis or rationale for the planned accounting treatment for such units.

Response: The Company’s original forfeitable Class C units and Bonus units will become non-forfeitable and, therefore, will be earned at the end of the thirty year theatre exhibition agreement, or earlier, in the event of a change in control, liquidation event or initial public offering of SV Holdco LLC which result in early termination of the agreement. In accordance with ASC 505-50-35-13 and 35-14, when such units become non-forfeitable, the Company will record its investment in the additional Class C units and related revenue (because the theater agreement will have ended) equal to the then estimated fair value of such units in its consolidated financial statements. ASC 505-50-35-13 and 35-14 state:

Securities and Exchange Commission

October 23, 2012

A grantee may be party to an arrangement in which the terms of the equity instruments are subject to adjustment after the measurement date. The following two paragraphs address transactions in which any of the terms of the equity instruments are subject to adjustment after the measurement date (that is, the terms of the equity instrument are subject to adjustment based on performance above the level committed to in a performance commitment, performance after the instrument is earned, or market conditions) and how the grantee shall account for an increase in fair value as a result of an adjustment (upon resolution of the contingency after the measurement date)[emphasis added] as revenue.

If, on the measurement date, the quantity or any of the terms of the equity instruments are dependent on the achievement of grantee performance conditions (beyond those conditions for which a performance commitment exists), then changes in the fair value of the equity instrument that result from an adjustment to the instrument upon the achievement of a performance condition shall be measured as additional revenue [emphasis added] from the transaction using a methodology consistent with modification accounting described in paragraphs 718-20-35-3 through 35-4. That is, the adjustment shall be measured at the date of the revision of the quantity or terms of the equity instrument as the difference between the then-current fair value of the revised instruments utilizing the then-known quantity and terms and the then-current fair value of the old equity instruments immediately before the adjustment.

The Company will revise its disclosure in future filings as follows:

The Company’s Class C units in SV Holdco LLC that are subject to forfeiture, and any bonus units that may be awarded in future periods, will not be recognized in its consolidated financial statements until such units become non-forfeitable. Upon recognition, the Company will record its investment in any additional Class C and bonus units and will recognize revenue equal to the then estimated fair value of such units.

Form 8-K filed October 1, 2012

2. We note your disclosure that the acquisition of Rave theaters will increase Adjusted EBITDA on a pro forma basis by $23.6 million for the twelve months ended June 28, 2012. Please note that whenever one or more non-GAAP financial measures are included in a filing with the Commission, the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that Adjusted EBITDA is disclosed in the press release, without similar presentation of net income, we believe the non-GAAP measure has been given greater prominence. Please revise your presentation of any non-GAAP measures in future filings to present the equivalent GAAP measure with equal or

Securities and Exchange Commission

October 23, 2012

greater prominence. Also, please revise to explain why management believes the presentation of this non-GAAP measure, Adjusted EBITDA, provides meaningful information to potential investors. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Response: The Company has reviewed the “equal prominence” and “useful information to investors” requirements of Item 10(e) of Regulation S-K and respectfully submits that these requirements are not applicable to the disclosure of Adjusted EBITDA in the press release. The requirements of Item 10(e) of Regulation S-K are applicable “[w]henever one or more non-GAAP financial measures are included in a filing with the Commission”. However, the Company’s press release was “furnished” (as opposed to “filed”) as Exhibit 99.1 pursuant to Item 7.01 and General Instruction B.2. of Form 8-K. The Commission’s Release No. 33-8176 “Conditions for Use of Non-GAAP Financial Measures” provides that the requirements of Item 10(e) of Regulation S-K were not intended to apply to disclosure of non-GAAP financial measures “furnished” (as opposed to “filed”) pursuant to Item 7.01 of Form 8-K, stating: “[t]he most significant implications of ‘furnishing’ a Form 8-K to the Commission, rather than ‘filing’ a Form 8-K with the Commission are clear: […] information that is ‘furnished to the Commission’ in such a Form 8-K is not subject to the requirements of amended Item 10 of Regulation S-K”. Therefore, the Company respectfully submits that the disclosure of Adjusted EBITDA in the Form 8-K complied with the rules and regulations of the Commission.

The Company also acknowledges the requirements of Regulation G, including its prohibition against presenting misleading non-GAAP financial measures, regardless of whether non-GAAP financial information is “filed” or “furnished”. The Company will continue to apply the requirements of both Item 10(e) and Regulation G to its future filings, as applicable.

* * *

In addition, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 8-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please let me know. Please contact me at (706) 576-3415.

Securities and Exchange Commission

October 23, 2012

Very truly yours,

/s/ Richard B. Hare Richard B. Hare Senior Vice President—Finance, Treasurer and Chief Financial Officer

cc:	Ms. Heather Clark (Securities and Exchange Commission)

Mr. S. David Passman, III (Carmike Cinemas, Inc.)

Mr. Greg Wiggins (Carmike Cinemas, Inc.)

Mr. Alan J. Prince (King & Spalding LLP)

Mr. Thomas McNulty (Deloitte & Touche LLP)

Ms. Lori Snodgrass (Deloitte & Touche LLP)